Exhibit 99.42

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Ltd. (the “Company” or “Skeena”)
Suite 650 – 1021 West Hastings St.
Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

April 15, 2020.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on April 15, 2020 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On April 15, 2020, Skeena Resources Limited (TSX.V: SKE) (“Skeena” or the “Company”), has closed the second tranche of a non-brokered flow-through private placement offering announced on March 10, 2020.

Item 5.	Full Description of Material Change

On April 15, 2020, the Company announced, subject to acceptance of the TSX-Venture Exchange, that it has closed the second and final tranche of the non-brokered flow-through private placement offering announced on March 10, 2020. Skeena collected gross proceeds of C$33,261,506.25 from the sale of 18,772,910 British Columbia super-flow-through shares at a price of C$1.155 per share and 11,027,424 National flow-through shares at a price of C$1.05 per share.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Walter Coles, Jr., President and CEO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 15th day of April 2020.